SHIN SATELLITE



June 2

RECEIVED

2005 JUL -5 P 2:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 040/2005**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.6/2005 on the Investment in Thaicom 5 Satellite Project.

  Date: June 27, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED

JUL 06 2005

THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 27, 2005

Ref No. SSA-CP 040/2005

27th June 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.6/2005 on the Investment in Thaicom 5 Satellite Project.

To: The President
Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its meeting no.6/2005 held on 27th June 2005 at 10.30 a.m. at Thaicom 3 Meeting Room, Thaicom Satellite Station, 41/103 Rattanathibet Road, Nonthaburi, passed the following resolutions:

1. approving the Minutes of the Board of Directors' meetings nos.4/2005 held on 12th May 2005 and 5/2005 held on 16th May 2005.

2. approving the investment in the Thaicom 5 Satellite Project (the "Project") in the amount not exceeding US$100 million, and authorizing the Company's Executive Committee to select the suppliers of the Project (the manufacturers of the satellite and ground equipment, the launcher and the insurer) including the source of fund for investment in the Project, and authorizing any two authorized directors of the Company to sign and execute the agreements with the suppliers of the Project and with the financial institutions which provide loan for the Project, on behalf of the Company. The said transaction constituted the acquisition of assets by listed company the size of which according to the total consideration amounted to 14.64 percent (the Company's financial statements on 31st March 2005). The size of the transaction did not fall within the Notification of the Stock Exchange of Thailand Re: Disclosure of Information and other Acts of Listed Companies Relating to the Acquisition or Disposition of Assets 2004. However, the Company is required to report such investment to the Stock Exchange of Thailand ("SET") under the Rules of the Stock Exchange of Thailand Re: the Criteria, Condition and Procedure Relating to the Disclosure of Information and Other Acts of Listed Company. The details of the said investment may be summarized as follows:

   1. Date and Year of Transaction: The Company expects to sign the agreements relating to the Project around June 2005

   2. Parties to the Contract: The Company is in the process of selecting the manufacturer, the launcher and the insurer of the satellite.
      Relationship of the Parties: None

3. General Nature of the Transaction

Type of Transaction:	The Company would invest in the Project to meet the Company's business operation.
Criteria and Size of Transaction:	The size of the Transaction based on the total amount of consideration is 14.64% and did not fall within the Notification of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Relating to the Acquisition or Disposition of Assets
4. Details of Assets:	Thaicom 5 Satellite will have 14 Ku-band transponders and 24 C-band transponders, and weight 2,650 Kg. and minimum working life 12 years.
5. Value of Assets and Total: Amount of Consideration	The total amount of investment in the Project will not exceed US$100 million which includes the costs of the satellite and launch plus insurance and the Company expects that the Project would be completed around the second quarter of the year 2006
6. Benefits to the Company:	To increase the revenue of the Company in the future and to meet increased demand for satellite service in the future and to replace the existing satellites which are near their end of life.
7. Source of Fund:	The fund to be invested in the Project will be long-term loan and Thaicom 3's insurance proceeds
8. Board of Directors' Opinion:	The Board grants its approval for the investment in the Project as it would increase the Company's competitive position, provide long-term benefit and increase future revenue of the Company.

The Company hereby certified that the Board of Directors carefully considered the matter based on the benefit to the shareholders and that the information disclosed is true.